UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Zalatoris Acquisition Corp

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

89301B104

(CUSIP Number)

January 17, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89301B104

(1)	Names of reporting persons Sculptor Capital LP
(2)	Check the appropriate box if a member of a group (see instructions) ☐ (a) ☒ (b)
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 265,903
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 265,903

(9)	Aggregate amount beneficially owned by each reporting person 265,903
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 9.24%
(12)	Type of reporting person (see instructions) IA

CUSIP No. 89301B104

(1)	Names of reporting persons Sculptor Capital Holding Corp.
(2)	Check the appropriate box if a member of a group (see instructions) ☐ (a) ☒ (b)
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 265,903
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 265,903

(9)	Aggregate amount beneficially owned by each reporting person 265,903
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 9.24%
(12)	Type of reporting person (see instructions) CO

CUSIP No. 89301B104

(1)	Names of reporting persons Sculptor Capital Management, Inc.
(2)	Check the appropriate box if a member of a group (see instructions) ☐ (a) ☒ (b)
(3)	SEC use only
(4)	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power 0
	(6)	Shared voting power 265,903
	(7)	Sole dispositive power 0
	(8)	Shared dispositive power 265,903

(9)	Aggregate amount beneficially owned by each reporting person 265,903
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 9.24%
(12)	Type of reporting person (see instructions) CO

CUSIP No. 89301B104

(1)	Names of reporting persons Sculptor Master Fund, Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) ☐ (a) ☒ (b)
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power
	(6)	Shared voting power 265,903
	(7)	Sole dispositive power
	(8)	Shared dispositive power 265,903

(9)	Aggregate amount beneficially owned by each reporting person 265,903
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 9.24%
(12)	Type of reporting person (see instructions) CO

CUSIP No. 89301B104

(1)	Names of reporting persons Sculptor Special Funding, LP
(2)	Check the appropriate box if a member of a group (see instructions) ☐ (a) ☒ (b)
(3)	SEC use only
(4)	Citizenship or place of organization Cayman Islands

Number of shares beneficially owned by each reporting person with:	(5)	Sole voting power
	(6)	Shared voting power 265,903
	(7)	Sole dispositive power
	(8)	Shared dispositive power 265,903

(9)	Aggregate amount beneficially owned by each reporting person 265,903
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)
(11)	Percent of class represented by amount in Row (9) 9.24%
(12)	Type of reporting person (see instructions) CO

•	Sculptor Capital LP (“Sculptor”), a Delaware limited partnership, is the principal investment manager to a number of private funds and discretionary accounts (collectively, the “Accounts”).

•	Sculptor Capital Holding Corporation (“SCHC”), a Delaware corporation, serves as the general partner of Sculptor.

•	Sculptor Capital Management, Inc. (“SCU”), a Delaware limited liability company, is a holding company that is the sole shareholder of SCHC and the ultimate parent company of Sculptor.

•	Sculptor Master Fund, Ltd. (“SCMF”) is a Cayman Islands company. Sculptor is the investment adviser to SCMF.

•	Sculptor Special Funding, LP (“NRMD”) is a Cayman Islands exempted limited partnership that is wholly owned by SCMF.

•	The address of the principal business office of Sculptor, SCHC, and SCU is 9 West 57 Street, 39 Floor, New York, NY 10019.

•	The address of the principal business office of SCMF is c/o State Street (Cayman) Trust, Limited, 1 Nexus Way—Suite #5203, PO Box 896, Helicona Courtyard, Camana Bay, Grand Cayman, KY1-1103, Cayman.

•	The address of the principal business office of NRMD is c/o MaplesFS Limited, P.O. Box 1093, Queensgate House, Grand Cayman, KY1-1102, Cayman Islands.

Item 1(a)	Name of issuer:

Zalatoris Acquisition Corp, a Delaware corporation (the “Issuer”)

Item 1(b)	Address of issuer’s principal executive offices:

99 Wall Street, Suite 5801

New York, New York 10005

2(a) Name of person filing:

Sculptor Capital LP

2(b) Address or principal business office or, if none, residence:

9 West 57th Street, New York, New York 10019

2(c) Citizenship:

Delaware

2(d) Title of class of securities:

Class A Ordinary Shares, par value $0.0001 per share

2(e) CUSIP No.:

89301B104

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8);

(e)	☐	An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d–1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ___________________

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 265,903

(b) Percent of class: 9.24%

SCHEDULE 13G

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 0.

(ii) Shared power to vote or to direct the vote 265,903.

(iii) Sole power to dispose or to direct the disposition of 0.

(iv) Shared power to dispose or to direct the disposition of 265,903.

Sculptor serves as the principal investment manager to the Accounts and thus may be deemed beneficial owners of the Class A Ordinary Shares in the Accounts managed by Sculptor. SCHC serves as the sole general partner of Sculptor. As such, SCHC may be deemed to control Sculptor and, therefore, may be deemed to be the beneficial owners of the Class A Ordinary Shares reported in this Schedule 13G. SCU is the sole shareholder of SCHC, and, for purposes of this Schedule 13G, may be deemed a beneficial owner of the Class A Ordinary Shares reported herein.

The percentages reported in this Schedule 13G have been calculated based on 2,877,745 Class A Ordinary Shares outstanding, as reported in the Issuer’s Form 8-K filed January 17, 2024.

Item 5.

Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

See Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

See Item 4.

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under §240.14a-11.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 24, 2024	SCULPTOR CAPITAL LP
By: Sculptor Capital Holding Corporation, its General Partner
Signature:/s/ Wayne Cohen
Name: Wayne Cohen
Title: President and Chief Operating Officer

SCULPTOR CAPITAL HOLDING CORPORATION
Signature:/s/ Wayne Cohen
Name: Wayne Cohen
Title: President and Chief Operating Officer

SCULPTOR CAPITAL MANAGEMENT, INC.
Signature:/s/ Wayne Cohen
Name: Wayne Cohen
Title: President and Chief Operating Officer

SCULPTOR MASTER FUND, LTD.
By: Sculptor Capital LP, its Investment Manager
By: Sculptor Capital Holding Corporation, its General Partner
Signature:/s/ Wayne Cohen
Name: Wayne Cohen
Title: President and Chief Operating Officer

SCULPTOR SPECIAL FUNDING, LP
By: Sculptor Capital LP, its Investment Manager
By: Sculptor Capital Holding Corporation, its General Partner
Signature:/s/ Wayne Cohen
Name: Wayne Cohen
Title: President and Chief Operating Officer